

June 2, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 6.375% Series D Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 per Share of Arbor Realty Trust, Inc. under the Exchange Act of 1934.

Sincerely,